UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: January 19, 2011**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01   **Other Items**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) the New Notes.

Applying this requirement with respect to Morris Publishing's monthly period ending December 31, 2010, Morris Publishing will not redeem any of the New Notes on January 21, 2011, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On January 19, 2011 Morris Publishing delivered a certificate to the Trustee under the Indenture stating that none of the New Notes will be redeemed on the January 21, 2011 Excess Cash Flow Payment Date.

The table below summarizes all of the principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

(dollars in thousands)	Beginning Principal Outstanding		Principal Redeemed		Interest Paid		Ending Principal Outstanding	Payment Date
Quarterly interest payment	$	100,000	$	-	$	833	$ 100,000	4/1/10
Excess cash-Tranche A repayment		100,000		3,211		21	96,789	4/23/10
Excess cash-Tranche B refinance		96,789		1,760		24	95,029	5/21/10
Excess Free Cash Flow-May		95,029		1,016		22	94,013	6/17/10
Quarterly interest payment		94,013		-		2,350	94,013	7/1/10
Excess Free Cash Flow-June		94,013		2,803		14	91,210	7/19/10
Excess Free Cash Flow-July		91,210		-		-	91,210	8/24/10
Excess Free Cash Flow-August		91,210		1,094		24	90,116	9/17/10
Quarterly interest payment		89,692		-		2,254	89,692	10/1/10
Excess Free Cash Flow-September		90,116		424		2	89,692	10/19/10
Excess Free Cash Flow-October		89,692		1,994		26	87,698	11/18/10
Excess Free Cash Flow-November		87,698		1,190		24	86,508	12/15/10
Excess Free Cash Flow-December		86,508		-		-	86,508	1/21/11
Total-year to date			$	13,492	$	5,595		

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **January 21, 2011**   **MORRIS PUBLISHING GROUP, LLC**

            By: **/s/ Steve K. Stone**
                Steve K. Stone
                Senior Vice President and Chief Financial Officer